UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Gilman Ciocia, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

375908100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,457,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,457,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,457,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,457,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,457,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,457,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,457,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,457,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,457,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,457,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,457,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,457,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 115,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 375908100

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 375908100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P. (formerly known as WebFinancial L.P.), a Delaware limited partnership (“Steel Holdings”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), Steel Partners II GP LLC, a Delaware limited liability company (“Steel Partners GP”), EMH Howard, LLC, a New York limited liability company (“EMH”), Warren G. Lichtenstein and Jack L. Howard.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Partners LLC is the manager of Steel Holdings.  Steel Partners GP is the general partner of Steel Holdings.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel Partners GP.  Jack L. Howard is the President of Partners LLC.  EMH is an affiliate of Mr. Howard.  By virtue of these relationships, each of Partners LLC, Steel Partners GP and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Holdings.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers of Partners LLC, (ii) the executive officers of Steel Partners GP, and (iii) the individuals anticipated to serve as directors of the future successor general partner of Steel Holdings who are currently serving the function of directors of Steel Holdings.

(b)           The principal business address of each of Steel Holdings, Partners LLC, Steel Partners GP, EMH, Warren G. Lichtenstein and Jack L. Howard is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  It may seek to obtain majority or primary control, board representation or other significant influence over the portfolio companies in which it holds an interest.  The principal business of Partners LLC is serving as the manager of Steel Holdings.  The principal business of Steel Partners GP is serving as the general partner of Steel Holdings.  The principal occupation of Warren G. Lichtenstein is serving as the manager of Partners LLC and as the managing member of Steel Partners GP.  The principal occupation of Jack L. Howard is serving as the President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 375908100

(f)           Warren G. Lichtenstein, Jack L. Howard and the persons listed on Schedule A are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 10,457,940 Shares owned by Steel Holdings is approximately $1,354,741, including brokerage commissions.  The Shares owned by Steel Holdings were acquired with the working capital of a predecessor entity of Steel Holdings.

The aggregate purchase price of the 115,250 Shares that may be deemed to be beneficially owned by Mr. Howard is approximately $12,645, including brokerage commissions.  The Shares that may be deemed to be beneficially owned by Mr. Howard were acquired with personal funds of Mr. Howard and the working capital of EMH.

Steel Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 95,868,611 Shares outstanding, which is the total number of Shares outstanding as of May 6, 2009 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2009.

As of the close of business on July 21, 2009, Steel Holdings owned 10,457,940 Shares, constituting approximately 10.9% of the Shares outstanding.  By virtue of their relationships with Steel Holdings discussed in further detail in Item 2, each of Partners LLC, Steel Partners GP and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Holdings.

As of the close of business on July 21, 2009, Jack L. Howard may be deemed to beneficially own an aggregate of 115,250 Shares, consisting of 30,800 Shares owned directly by Mr. Howard and 84,450 Shares owned directly by EMH, constituting in the aggregate less than 1% of the outstanding Shares.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

(b)           Each of the Reporting Persons (other than EMH and Mr. Howard) may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Steel Holdings.  Jack L. Howard and EMH have the sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Mr. Howard and EMH.

(c)           There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

CUSIP NO. 375908100

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, EMH Howard, LLC, Warren G. Lichtenstein and Jack L. Howard, dated July 22, 2009.

CUSIP NO. 375908100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

CUSIP NO. 375908100

SCHEDULE A

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers of Steel Partners II GP LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 375908100

Individuals Serving the Function of Directors of Steel Partners Holdings L.P.

Name	Present Principal Occupation	Business Address
Anthony Bergamo	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal	President of Audio MPEG, Inc., a licensor of intellectual property	c/o Audio MPEG, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014
Warren G. Lichtenstein	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022